August 8, 2024

Anthony Vang
Treasurer and Principal Accounting Officer
SecureTech Innovations, Inc.
2355 Highway 36 West, Suite 400
Roseville, MN 55113

       Re: SecureTech Innovations, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed May 1, 2024
           Form 10-Q for the Fiscal Quarter Ended March 31, 2024
           Filed May 15, 2024
           File No. 000-55927
Dear Anthony Vang:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Exhibits 31.1, 31.2, 32.1, and 32.2 Certifications, page X-31

1. We note the certifications of your Chief Executive Officer and Principal Financial Officer reference the Form 10-K for the year ended December 31, 2022. Please revise future filings to refer to the appropriate periodic report.
Form 10-Q for the Fiscal Quarter Ended March 31, 2024
Cover page

2. We note that on the cover page of the Form 10-Q, you indicated by check mark that you are an emerging growth company, which is inconsistent with your disclosure on the cover page in the Form 10-K for the year ended December 31, 2023. We also note your disclosure on page 25 that you elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act, but it
 August 8, 2024
Page 2

       appears the Company no longer qualifies as an emerging growth company. Please advise or revise future filings.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing